UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

ISHARES MSCI EUROPE FINANCIALS SECTOR INDEX FUND
(Name of Issuer)
Common Stock
(Title of Class of Securities)
464289180
(CUSIP Number)
Andrea Bowling c/o Mawer Investment Management Ltd. 603 Seventh Avenue S.W., Suite 900 Calgary, Alberta T2P 2T5 (403) 262-4673
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464289180
1	Name of Reporting Person Mawer Investment Management Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 559
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 559
11	Aggregate Amount Beneficially Owned by Each Reporting Person 559
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percentage of Class Represented by Amount in Row (11) .06%
14	Type of Reporting Person IA

CUSIP No. 464289180
1	Name of Reporting Person Mawer Canadian Diversified Investment Fund
2	Check the Appropriate Box if a Member of a Group (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percentage of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IU

CUSIP No. 464289180
1	Name of Reporting Person Manulife Diversified Investment Fund
2	Check the Appropriate Box if a Member of a Group (a) ☑ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percentage of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IU

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on December 29, 2011, as amended by Amendment No. 1 to the Schedule 13D filed on January 10, 2012 (together, the “Schedule 13D”), by Mawer investment Management Ltd. (“Mawer Investment”), Mawer Canadian Diversified Investment Fund (“Mawer Canadian”) and Manulife Diversified Investment Fund (“Manulife Diversified” and together with Mawer Investment and Mawer Canadian, the “Reporting Persons”) with respect to shares of common stock of iShares MSCI Europe Financials Sector Index Fund (“Common Stock”). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 2 is filed by the Reporting Persons in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b)

As of the date hereof, Mawer Investment may be deemed to be the beneficial owner of 559 shares of Common Stock, representing .06% of the total issued and outstanding shares of Common Stock. All percentages set forth in this Amendment No. 2 are based upon the 950,000 shares of Common Stock issued and outstanding as of January 17, 2012.

Mawer Investment, as investment adviser to Mawer Canadian, Manulife Diversified and others, may be deemed to have the shared power or the power to direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock referenced in the preceding paragraph.

Mawer Canadian, for its own account, holds shared voting and dispositive power, with Mawer Investment, of 0 shares of Common Stock.

Manulife Diversified, for its own account, holds shared voting and dispositive power, with Mawer Investment, of 0 shares of Common Stock.

As of the date hereof, none of the Reporting Persons owns any Common Stock not disclosed herein.

(c)

On January 9, 11 and 17, 2012, Mawer Investment sold for the accounts of Mawer Canadian, Manulife Diversified and other accounts to which it serves as investment adviser, including separately managed accounts, an aggregate of 63,076 shares of Common Stock in the open market with shares sold on the following days and in the following amounts: January 9, 2012: 364 shares at an average price per share of $14.27; January 11, 2012: 1712 shares at an average price per share of $14.83; and January 17, 2012: 61,000 shares at an average price of $15.31.

On January 17, 2012, Mawer Canadian, through its investment adviser, Mawer Investment, sold in the open market 17,000 shares of Common Stock at an average price per share of $15.31.

On January 17, 2012, Manulife Diversified, through its investment adviser, Mawer Investment, sold in the open market 44,000 shares of Common Stock at an average price per share of $15.31.

  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAWER CANADIAN DIVERSIFIED INVESTMENT FUND(1)

By:	/s/ Craig Senyk
Name : Craig Senyk
Title: Director of Portfolio Management
Date: January 18, 2012

MANULIFE DIVERSIFIED INVESTMENT FUND(1)

By:	/s/ Craig Senyk
Name : Craig Senyk
Title : Director of Portfolio Management
Date: January 18, 2012

MAWER INVESTMENT MANAGEMENT LTD.(1)

By:	/s/ Michael Mezei
Name : Michael Mezei
Title: President & Chief Compliance Officer
Date: January 18, 2012

(1) This Amendment No. 2 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated December 29, 2011 and included with the signature page to the Schedule 13D and incorporated by reference herein.